# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golar LNG Limited, CIK 0001207179
CUSIP: G9456A100
Title of class of securities: Common Shares, par value $1.00 per share
Address of issuer's principal executive offices: S.E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 05/20/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002012185
Persons authorized to receive notices and communications: Jonathan Parr, 5 Caves Village, West Bay Street, Nassau, Bahamas (C5), 0000000, 44 20 7355 9150; Nicholas P. Pellicani, Debevoise & Plimpton LLP, The Northcliffe, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 020 7786 9000

## Reporting persons
- Naria Inc. (CIK 0002012185): type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,284,166; sole dispositive power 0; shared dispositive power 10,284,166; aggregate amount beneficially owned 10,284,166 (9.8% of the class)
  Comment: The percentage of Common Shares reported as beneficially owned is calculated based on the number of Common Shares described above and, as the denominator, 104,534,703 Common Shares outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F, filed with the SEC on March 27, 2025.
- Perenco International Limited (CIK 0002056181): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Bahamas (C5); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,284,166; sole dispositive power 0; shared dispositive power 10,284,166; aggregate amount beneficially owned 10,284,166 (9.8% of the class)
  Comment: The percentage of Common Shares reported as beneficially owned is calculated based on the number of Common Shares described above and, as the denominator, 104,534,703 Common Shares outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F, filed with the SEC on March 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $1.00 per share
Name of issuer: Golar LNG Limited
Address of issuer's principal executive offices: S.E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 11

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly on behalf of Naria Inc. ("Naria") and Perenco International Limited ("Perenco" and, together with Naria, the "Reporting Persons"). Information regarding the directors and officers of each Reporting Person is set forth in Exhibit 99.1 attached hereto and incorporated herein by reference.
The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 15, 2025, a copy of which is filed with this Schedule 13D as Exhibit 99.2.
Residence or business address: The principal business office of each Reporting Person is Perenco, 5 Caves Village, West Bay Street, Nassau, Bahamas.
Present principal occupation or employment:
The principal business of Naria, Inc. is the implementation of Perenco's investment and asset management strategy regarding companies in the energy sector or companies providing services to those in the energy sector (including traditional energy or energy transition).
The principal business of Perenco is manager of holdings of strategic investments in a variety of industries worldwide.
Information regarding the directors and officers of each Reporting Person is set forth in Annex A, which is filed with this Schedule 13D as Exhibit 99.1 and incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed in Annex A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each Reporting Person is organized and exists under the laws of the Commonwealth of The Bahamas. Information regarding the directors and officers of each Reporting Person is set forth in Annex A, which is filed with this Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Between November 6, 2023 and November 11, 2023, Naria acquired 4,487,166 Common Shares in open market purchases at the prices and on the dates set forth in Exhibit 99.3 hereto. Naria funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.
On August 8, 2024 and August 9, 2024, Naria acquired 3,500,000 Common Shares and 2,000,000 Common Shares, respectively, upon the exercise of call options, at a total per share price of $25.26. Naria funded the exercise price and call option premium using capital contributed from affiliated entities, which funded that capital using cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
Each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D, although each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.
The Reporting Person who holds Common Shares directly acquired those securities as an investment in the regular course of business. The Reporting Persons may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Mr. Benoit de la Fouchardiere, Former Chief Executive Officer and Group General Manager of Perenco, has served as a director of the Issuer since May 20, 2025. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Shares in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer's securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, in each case, subject to limitations under applicable law and, as applicable, any lock-up agreements which may be entered into the future.
The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons' future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.
The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the responses to Items 11 and 13 on the attached cover pages. The percentage set forth in Row 13 of the attached cover pages are calculated based on 104,534,703 Common Shares outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F, filed with the SEC on March 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See the responses to Items 7 through 10 on the attached cover pages.
Naria directly owns 10,284,166 Common Shares. Such securities may be deemed to be beneficially owned by Perenco, its parent holding company, whose board (comprised of three or more individuals) exercises voting and investment power over the securities. Each of the affiliated entities, officers, directors, partners, members and managers of the Reporting Persons disclaim beneficial ownership of these securities.
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Joint Filing Agreement
A Joint Filing Agreement, dated August 15, 2025, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Annex A
99.2 Joint Filing Agreement
99.3 Open Market Purchase Schedule

## Signatures
- Naria Inc.: /s/ Jonathan Parr, Jonathan Parr/General Counsel (08/15/2025)
- Perenco International Limited: /s/ Jonathan Parr, Jonathan Parr/General Counsel (08/15/2025)